FORM 6-K

02027573

SEC MAIL PROCESSING
RECEIVED
APR 2 2 2002
WASH. D.C. 164 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BP First Quarter 2002
Trading Update
Announcement Released 4 April 2002

P.E
4-4-02

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

PROCESSED
MAY 0 3 2002
P
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 5 April 2002

Signed..
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: **5 April 2002**

Print Name: **David Pearl**

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Announcement dated April 4, 2002, titled, "BP 1Q 02 Trading Update."

Registered in England and Wales: No. 102498

Registered Office: Britannic House
1 Finsbury Circus, London EC2M 7BA

April 4, 2002

BP 1Q'02 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the first quarter ending March 31, 2002.

The first quarter volume, expense, margin, throughput, sales, debt, tax rate and other data referred to below are currently provisional and remain estimates of likely outcomes, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on April 30, 2002. The statement is, however, produced in order to provide greater disclosure to investors and potential investors of expected outcomes and to ensure that they all receive equal access to the same information at the same time.

1Q Headlines

- 1Q 2002 oil and gas production slightly below 3.5mmboe/d, in line with production levels in 1Q 2001.
- Liquids marker prices have strengthened during the quarter. However, average realizations are only up slightly on 4Q 2001 because of lag effects and differentials.
- Refining and marketing margins down approximately 30% and 45%, respectively from 4Q 2001. Downstream environment in aggregate at weakest level since early 1990s.
- Chemicals trading environment similar to 4Q 2001.
- Results reflect FRS 19 deferred tax accounting change.

Exploration and Production

	1Q'02	**4Q'01**	**1Q'01**
Brent dated ($/bbl)	21.13	19.41	25.75
WTI ($/bbl)	21.54	20.31	28.71
ANS USWC ($/bbl)	19.76	17.79	24.93
Gas Henry Hub first of month index ($/mmbtu)	2.35	2.43	7.08

Production is on track to deliver 5.5% growth for the year. This will be back end loaded as indicated in guidance given at the February results meetings. First quarter total production is projected to be slightly below 3.5 mmboe/d, in line with the first quarter of 2001, reflecting the continued build up from new projects offset by the effect of the sale of certain UK Southern North Sea assets, abnormally warm weather in the UK (impacting gas liftings) and OPEC quota reductions affecting our production in Abu Dhabi, Venezuela and also Norway. In all, these offsets sum to around 100 mboe/d. Overall liquids production is expected to be up around 2-3% on the first quarter of 2001, despite OPEC quota reductions, with gas production down around 2-3% due to weather and divestments.

More ...

Whilst crude marker prices have strengthened through the quarter, the lagging of realisations and narrowing of WTI/Brent differentials mean we anticipate average liquids realisations will be up slightly less than $1 per barrel versus the previous quarter. Similarly, Henry Hub prices have strengthened across the quarter. However, with North American gas sold on a first of the month basis, related realisations are expected to be down by around $0.10/mcf from the previous quarter.

Gas and Power and Renewables

Gas marketing and trading operating profits are projected to be up on 4Q 2001 due to improved trading conditions. These are expected to be partially offset by lower profit from the NGL business as a result of lower volumes mainly due to warm weather, and lower margins. The Ruhrgas contribution was down on 4Q 2001 due to normal phasing. Overall profitability for 1Q 2002 is likely to be broadly in line with 4Q 2001.

As mentioned in the February results meetings, Gas Power and Renewables results will now include Solar and Renewables activity. These were previously part of Other Business and Corporate. Solar & Renewables continues its rapid pace of expansion. Operating profit for the Solar and Renewables activities in 1Q 2002 is expected to be in line with typical seasonal demand for solar products. RCOP in 1Q 2001 was $(11)m.

Refining and Marketing

First quarter 2002 was characterised by the worst combined Refining and Marketing margins in both the US and Europe since 1992, although these have recovered somewhat during March and are now approaching mid-cycle levels.

Refining margins have declined more than 30% from the fourth quarter of 2001 and more than 60% from first quarter of 2001. Margins have been weak in most areas, with particular weakness versus fourth quarter 2001 in Europe and the US West Coast and Midwest. This low margin environment was caused by an overhang of product stocks and low demand because of the warm winter and decreased jet fuel consumption. Margins have strengthened in the latter part of March, driven by lower US gasoline stocks in recent weeks.

Global Indicator Margins ($/bbl)

	1Q'02	**4Q'01**	**1Q'01**
USA			
- West Coast	5.43	6.25	10.94
- Gulf Coast	2.04	1.79	6.69
- Midwest	2.06	2.63	3.85
North West Europe	0.09	1.53	2.35
Singapore	0.21	1.20	0.70
Global Indicator Margin*	1.64	2.40	4.25

**The global indicator margin is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.*

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Refinery throughputs are anticipated to be up about 8% versus fourth quarter due to the Veba acquisition. Excluding Veba, refinery throughputs are broadly in line with fourth quarter 2001.

Retail marketing margins were considerably weaker during the quarter, reflecting low demand, high stock levels and intense price competition. Margins are estimated to be down approximately 45% versus fourth quarter 2001. The largest decline in retail margins is in the US where margins are expected to be down more than 80% versus fourth quarter 2001. BP has a proportionally high presence in the US, with the following approximate split of total marketing sales by region:

Total Marketing Sales (mb/d)	**US**	**Europe**	**ROW**
% of Total BP Sales (including Veba)	45%	40%	15%

The recent rise in crude oil prices is also having a material impact on margins in some areas of our Commercial businesses, where there is a short-term time lag in passing the increased product cost on to our customers.

Marketing sales (retail and commercial) are anticipated to be up about 5% from the previous quarter due to the Veba acquisition. Excluding Veba, marketing sales are down about 3% from the previous quarter primarily reflecting seasonal demand patterns. The marketing sales volumes are in line with our plans.

Chemicals

Weighted Chemicals Indicator Margin ($/te)*

1Q'02	**4Q'01**	**3Q'01**	**1Q'01**
N/a	108 (prov)	114	106

**The Chemicals Indicator Margin is a weighted average of externally based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.*

Economic conditions at the start of 2002 were little changed since the last quarter of 2001. Underlying demand for key products remains weak with a number of our key margins staying near to the bottom of the cycle. There are some very early signs of demand recovery. Production volumes should be higher than for the same period in 2001 and are expected to be slightly above fourth quarter 2001 figures. This volume increase is primarily due to the acquisition of the remaining shares in Erdoelchemie during 2Q 2001 and the Solvay transaction in November. The extensive restructuring programme announced last year is on track.

Debt

The Group's net debt gearing ratio on a proforma basis at quarter-end is expected to be around 33%, compared with last quarter's figure of 29.5%. This is towards the top end of our post FRS 19 target band of 25-35% due to cash phasing associated with the Veba transaction.

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Tax

The Group's effective tax rate in the first quarter on the pro-forma result adjusted for special items is expected to be around 35%. This compares with a rate of 35.5% in the previous quarter (after restatement in accordance with FRS 19).

Stock Purchases

There have been no stock purchases by the company during the first quarter of 2002.

— ENDS —